

December 23, 2014

Temple H. Weiss
Chief Financial Officer
CEC Entertainment, Inc.
4441 West Airport Freeway
Irving, Texas 75062

> **Re:** **CEC Entertainment, Inc.**
> **Form 10-Q for the fiscal quarter ended September 28, 2014**
> **Filed November 12, 2014**
> **File No. 001-13687**

Dear Mr. Weiss:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the fiscal quarter ended September 28, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note your disclosure on page 43 which cites the reason for your presentation of the combined results for the predecessor and successor periods for the nine month period ended September 28, 2014. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities' results for each respective period. You may also choose to provide a discussion of your results on a pro forma basis pursuant to Article 11 of Regulation S-X. Similarly revise your presentation with respect to sources and uses of cash on page 55 and presentation of Non-GAAP measures on page 61.

Please confirm your understanding of this matter and indicate how you intend to comply as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief